EXHIBIT 99.7

                           VIDESH SANCHAR NIGAM LIMITED
                          (A GOVT. OF INDIA ENTERPRISE)
          VIDESH SANCHAR BHAVAN, BANGLA SAHEB ROAD, NEW DELHI - 110 001


                                                          PRESS RELEASE NO. 4/02
                                                        NEW DELHI 30TH JAN, 2002

                       VSNL'S RECORD INTERIM DIVIDEND 750%
                                        &
                       LARGE REDUCTION IN BANDWIDTH PRICES

         A dividend cheque for Rs. 1132.21 crores was presented today to the Hon'ble Minister of Communications & Information Technology, Shri Pramod Mahajan by Shri S.K. Gupta, Chairman and Managing Director of VSNL, at a function held at New Delhi. This represents the interim dividend of Rs. 75/- per share for the 52.97% of VSNL shares held by the Government of India. The total interim dividend pay out by VSNL comes to Rs. 2356 crores including dividend tax.

         VSNL has been paying substantial dividends year after year. Recently, it had paid 500% dividend in October, 2001 for the financial year 2000-2001. Thus, VSNL has paid in a short period of four months i.e. October, 2001 to January, 2002, an amount of Rs. 3926 crores as dividends (including dividend tax), of which, an amount of Rs. 2250 crores has been paid to the Government of India by way of dividend and dividend tax.

         While receiving the dividend cheque, the Honourable Minister for Communications, Shri Pramod Mahajan expressed his immense satisfaction that VSNL has once again justified the confidence reposed by the Government of India by continuing its record of exemplary performance.

         On this occasion, Shri Pramod Mahajan announced a large reduction in the price of International Bandwidth. "I AM VERY PLEASED TO ANNOUNCE THAT KEEPING IN TUNE WITH THE SPIRIT OF CONVERGENCE, VSNL TODAY HAVE DECIDED TO REDUCE THE ANNUAL RENTAL OF INTERNATIONAL BANDWIDTH FOR IPLC CIRCUITS BY 35 TO 40%. I AM CONFIDENT THAT THIS WILL RESULT IN GREATER USAGE OF THE BANDWIDTH BY INDIAN INDUSTRY AND PROVIDE A FURTHER BOOST TO INDIA'S IT SECTOR". THE RATE REDUCTION IS SUBJECT TO APPROVAL OF THE TRAI".

         Shri Mahajan further stated "I AM ALSO INFORMED BY VSNL THAT IN LINE WITH THE ANNOUNCEMENT MADE EARLIER BY THE HON'BLE PRIME MINISTER, THE OUTSTANDING DISPUTE BETWEEN VSNL AND FLAG TELECOM HAS BEEN RESOLVED. FLAG CAN NOW SELL ITS BANDWIDTH DIRECTLY TO INTERNET SERVICE PROVIDERS WITH IMMEDIATE EFFECT. FROM APRIL 01, 2002, FLAG WILL ALSO BE ABLE TO SELL ITS CAPACITY DIRECTLY TO INTERNATIONAL LONG DISTANCE OPERATORS. ACCESS AND INTERCONNECT CHARGES WILL BE AGREED BETWEEN VSNL AND FLAG ON A FAIR AND REASONABLE BASIS".

         ON THIS OCCASION, SHRI TAPAN SIKDAR, HON'BLE MINISTER OF STATE FOR COMMUNICATIONS & IT OBSERVED THAT TELECOMMUNICATIONS ARE IN A SIGNIFICANT FLUX, GLOBALLY. AVAILABILITY OF AFFORDANCE AND EFFECTIVE COMMUNICATIONS FOR THE CITIZENS IS AT THE CORE OF VISION AND GOAL OF OUR TELECOM POLICY. WHILE APPRECIATING THE EXCELLENT DEVELOPMENTS OF THE VARIOUS INFRASTRUCTURAL
TELECOMMUNICATIONS FACILITIES IN INDIA, SHRI SIKDAR SAID, "VSNL HAVE DONE A MARVELOUS JOB IN THE RECENT YEARS. WITH ITS STATE-OF-THE-ART INFORMATION INFRASTRUCTURE, VSNL WILL HELP INDIA SURGE AHEAD IN ITS IT MISSION. SHRI SIKDAR COMPLIMENTED VSNL FOR MAINTAINING ITS EXCELLENT TRACK RECORD AND ALSO FOR TAKING LONG STRIDES TOWARDS NEW GROWTH THEREBY SETTING NEW RECORDS AND BECOMING ONE OF THE ICONS OF INDIA'S ECONOMIC DEVELOPMENT".

         Shri S.K. Gupta, CMD thanked the Honourable Minister of Communications and IT, Shri Pramod Mahajan for his encouraging support and leadership. Thanking the honourable Minister, Shri Gupta said "THE HONOURABLE MINISTER HAS BEEN OUR SOURCE OF INSPIRATION AND GUIDANCE. WE ARE CONFIDENT THAT WITH HIS CONTINUED GUIDANCE WE WILL FLOURISH FURTHER. WE WILL NOT BE LACKING IN OUR EFFORTS TO MAINTAIN VSNL'S LEADERSHIP IN THIS DIGITAL WORLD."

         Commenting on VSNL's future Shri Gupta said "VSNL HAVE PUT ITSELF INTO A POSITION OF STRENGTH, WITH STRONG FINANCIALS, EXCELLENT TECHNICAL MANPOWER AND WELL DEVELOPED INFRASTRUCTURE. IT HAS PLANNED AND PREPARED ITSELF FOR THE FAST-EVOLVING MARKET SCENARIO IN INDIA AND WHEN THE UNCERTAINTIES SURROUNDING THE MARKET PLACE CLEAR, VSNL WILL BE READY AND PREPARED TO TAKE UP ITS PLACE AS A PRE-EMINENT INTEGRATED INFORMATION SERVICES PROVIDER IN INDIA".


                                                              /s/ Dr. G.C. BANIK
                                                                 (DR. G.C.BANIK)
                                                      CHIEF GENERAL MANAGER (PR)

ATTACH:  DETAILS OF REVISED BANDWIDTH TARIFF



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IPLC TARIFF-CABLE

A.    Annual Rental (Mumbai/Cochin) (Half Circuit)
                                                    (Rs. Lakhs)
                            CURRENT TARIFF                      PERCENTAGE OF
   SR. NO       SPEED       (MOMBAI/COCHIN)   PROPOSED TARIFF      REDUCTION
     1         64 kbps           3.6               2.3                35
     2         128 kbps          6.5               4.2                35
     3         192 kbps          9.1               5.9                35
     4         256 kbps         11.3               7.3                35
     5         384 kbps         14.5               9.4                35
     6         512 kbps         17.5              11.4                35
     7         768 kbps         23.3              15.1                35
     8          1 Mbps          29.1              19.0                35
     9          2 Mbps            40              26.0                35
     10         8 Mbps           145              94.3                35
     11        34 Mbps           550             357.5                35
     12        45 Mbps           725             471.3                35
     13        155 Mbps         2100            1365.0                35
               (STM-1)

B.    Annual Rental (Other than Mumbai/Cochin) (Half Circuit)
                                                                         Rs/Lacs
                            CURRENT TARIFF                      PERCENTAGE OF
   SR. NO       SPEED       (OTHER STATIONS)   PROPOSED TARIFF      REDUCTION
     1         64 kbps            6.8               4.1                40
     2         128 kbps          12.3               7.4                40
     3         192 kbps            17              10.2                40
     4         256 kbps          21.1              12.7                40
     5         384 kbps          27.3              16.4                40
     6         512 kbps          32.7              19.6                40
     7         768 kbps          43.6              26.2                40
     8          1 Mbps           54.5              32.7                40
     9          2 Mbps             75              45.0                40
     10         8 Mbps            285             171.0                40
     11        34 Mbps           1120             672.0                40
     12        45 Mbps           1425             855.0                40
     13        155 Mbps          N.A.              N.A.                40
               (STM-1)

C.    IPLC LEASED LINES (HALF CIRCUIT) - IRU

                     MUMBAI/COCHIN
                 SPEED           EXISTING          PROPOSED           REDUCTION

               1 1 STM1        18 Million US$   9.00 Million US$         50%





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A.    INTERNET LEASED LINE (CABLE)

S. No.  Speed              Mumbai/Cochin         Places other than Mumbai/Cochin
                    Current   Proposed     %       Current   Proposed       %
                    Tariff    Tariff   Reduction   Tariff    Tariff    Reduction
1       64Kbps       2.00      1.00       50        2.40      1.60         33
2       128Kbps      3.00      1.90       37        3.70      2.90         22
3       256Kbps      4.00      2.80       30        5.20      4.30         17
4       512Kbps      5.00      4.30       14        6.85      6.50          5
5       1 Mbps       7.00      6.30       10       10.10      9.50          6
6       2 Mbps      12.50     11.60        7       21.30     17.60         17
7       8 Mbps      50.00     46.40        7       85.20     70.40         17
8       34 Mbps    200.00    185.60        7      340.30    261.60         17
9       45 Mbps    260.00    231.40       11      446.35    351.10         21
10      155 Mbps   775.00    694.30       10     1338.20   1110.50         17
        (STM-1)


B.    PREMIUM INTERNET LEASED LINE (CABLE)

S. No.  Speed           Mumbai/Cochin            Places other than Mumbai/Cochin
                    Current   Proposed     %       Current  Proposed      %
                    Tariff    Tariff   Reduction   Tariff   Tariff    Reduction
1       64Kbps      11.20      4.50       60       11.70     6.80         42
2       128Kbps     16.80      8.10       52       17.40    12.20         30
3       256Kbps     22.40     12.20       46       24.40    18.20         25
4       512Kbps     28.00     18.50       34       32.20    27.70         14
5       1 Mbps      39.30     27.00       31       47.40    40.50         15
6       2 Mbps      70.00     50.00       29      100.00    75.00         25
7       8 Mbps     280.00    200.00       29      400.00   300.00         25
8       34 Mbps   1120.00    800.00       29     1600.00  1200.00         25
9       45 Mbps   1470.00   1000.00       32     2100.00  1500.00         29
10      155 Mbps  4410.00   3000.00       32     6300.00  4750.00         25
        (STM-1)


C.    INTERNET LEASED LINE (FULL CIRCUIT) - IRU
      (MUMBAI/COCHIN)

S. No.         SPEED         CURRENT TARIFF   PROPOSED TARIFF      % REDUCTION

1              1 STM1        22 Million USD   16.00 Million USD        27%